August 8, 2022

Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Tracey Houser
Sasha Parikh
Joshua Gorsky
Christine Westbrook

Re:	PaxMedica, Inc.
Amendment No. 9 to Registration Statement on Form S-1
Filed July 19, 2022
File No. 333-239676

Ladies and Gentlemen,

On behalf of our client, PaxMedica, Inc. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated July 26, 2022 (the “Comment Letter”).  In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 10 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) together with this response letter.  The Amended Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter.  The responses and information below are based on information provided to us by the Company.  For convenience, the Staff’s comments are repeated below in bold type, followed by the Company’s response to the comments as well as a summary of the responsive actions taken.  We have included page numbers to refer to the location in the Amended Registration Statement submitted herewith where the revised language addressing a particular comment appears.  Capitalized terms used but not defined herein are used herein as defined in the Amended Registration Statement.

Amendment No. 9 to Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 58

1.            We note the expanded disclosures you provided in response to prior comment 3. Please further expand this disclosure to provide a discussion of the specific facts and circumstances that led to the fair value of your stock price declining 51.6% to $5.26 per share as of March 31, 2022, from $10.87 per share as of December 31, 2021.

Response: The Company respectfully advises the Staff that it has revised disclosure on page 61 of the Amended Registration Statement in response to the Staff’s comment.

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Please contact the undersigned at (212) 641-5626 if you have any questions regarding the foregoing

Sincerely,

/s/ Anna Tomczyk
Anna Tomczyk, Esq., Dechert LLP

cc: Howard Weisman